Exhibit 99.1

Media Contacts:
Sharon Ginga, Director of Corporate Communications, Optibase, Ltd.
011-972-9-9709-255
sharong@optibase.com

Investor Relations Contact:
Lee Roth, KCSA for Optibase
+1-212-896-1209
lroth@kcsa.com

OPTIBASE LAUNCHES CREATOR DIGITAL VIDEO INGEST SYSTEM AT IBC 2006

HD/SD Multi-Format Broadcast and Archive Ingest Server for Professionals

        HERZLIYA, Israel, September 7, 2006 – Optibase, Ltd. (NASDAQ:OBAS), a leading provider of advanced digital video solutions, today announced that the company will launch Creator, an HD/SD multi-format broadcast and archive ingest server, at IBC 2006, September 8 -12, 2006 (Booth #2.249) in Amsterdam.

        At IBC 2006, Optibase will unveil Creator, the first in its range of professional digital video ingest systems. Based on Optibase’s proven encoding technologies to ensure broadcast quality content production, the Creator Ingest Server incorporates Optibase’s expertise as a leader in digital video solutions to provide a superior quality video server, designed for professionals.

        Creator is ideal for video on demand services, archiving, play out and other content creation applications that require concurrent frame accurate high-resolution and low-resolution encoding in real-time, as well as real-time quality control, when creating content and adding metadata. Optibase Creator generates a range of formats, including MPEG-2 and MPEG-4 H.264 in standard and high definition, according to broadcasters’ requirements.

        Yossi Aloni, vice president of marketing at Optibase, explained, “The launch of Creator is part of Optibase’s continued commitment to the professional arena. Extending our tool set for the broadcast/post-production market, the Creator simplifies the creation of digital content.” He continued, “Unique in its class, the Creator ensures broadcast video content quality, generating files at up to 150Mb/s 4:2:2 with Dolby digital.”

        For stand alone ingest applications or integration into Media Asset Management applications through its powerful SDK, the Creator’s robust platform meets the demanding standards of professional content creation. The Creator can be seamlessly integrated with leading asset management systems and video servers.

        At the show, the Company will also introduce the latest release in its renowned line of streaming platforms, the MGW 230, a single channel encoding and streaming platform with advanced features including composite video performance and SDI audio with embedded audio.

About Optibase

        Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video. Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television. Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in Japan, China, India and Singapore. Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners. For further information, please visit www.optibase.com.

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video in general and the infancy of the IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.